Exhibit 99.2 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jesse Singh
Date of last notice	23 July 2025

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
The Linda Singh Revocable Trust, Director and spouse as co-trustees
The Linda S.R. Singh Family Trust, Director as trustee
The Jesse Singh 2016 Irrevocable Trust, Director’s spouse as trustee
The Jesse G. Singh Revocable Trust, Director and spouse as co-trustees
The Jesse Singh 2024 Trust, Director as grantor-trustee

Date of change	2 December 2025
No. of securities held prior to change
Direct Ordinary shares:
1,062,352
Indirect Ordinary shares:
The Linda Singh Revocable Trust – 116,022
The Linda S.R. Singh Family Trust – 242,775
The Jesse Singh 2016 Irrevocable Trust – 240,672
The Jesse G. Singh Revocable Trust – 9,798
The Jesse Singh 2024 Trust – 103,400

Class	Ordinary shares

+ See chapter 19 for defined terms.

Appendix 3Y Page 1    01/01/2011

Appendix 3Y Change of Director’s Interest Notice

Number acquired	Indirect: The Linda S.R. Singh Family Trust – 116,022 The Jesse Singh 2016 Irrevocable Trust – 259,068 The Jesse G. Singh Revocable Trust – 545,673
Number disposed	Direct: 804,741 Indirect: The Linda Singh Revocable Trust – 116,022
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD $7,238,656.89
No. of securities held after change
Direct Ordinary shares:
257,611
Indirect Ordinary shares:
The Linda Singh Revocable Trust – 0
The Linda S.R. Singh Family Trust – 358,797
The Jesse Singh 2016 Irrevocable Trust – 499,740
The Jesse G. Singh Revocable Trust – 555,471
The Jesse Singh 2024 Trust – 103,400

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares for no value from direct holdings to a revocable trust and subsequent transfers for value from a revocable trust to two family trusts. No net change in overall ordinary share ownership.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2    01/01/2011

Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior-written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 3    01/01/2011